Exhibit 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the First Quarter of 2009

The following discussion of the financial condition and results of operations of Brasil Telecom S.A., or Brasil Telecom, should be read in conjunction with Brasil Telecom’s unaudited consolidated interim financial information at March 31, 2009 and for the three month periods ended March 31, 2009 and 2008 included elsewhere in this report, the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information,” “Item 5: Operating and Financial Review and Prospects,” “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and Brasil Telecom’s audited consolidated financial statements at December 31, 2008 and 2007 and for the three years ended December 31, 2008 included in Brasil Telecom’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the United States Securities and Exchange Commission, or the SEC, on July 13, 2009, which we refer to as the Brasil Telecom Form 20-F.

The following discussion contains forward-looking statements that involve risks and uncertainties. Brasil Telecom’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Part Three—Risk Factors” in the Brasil Telecom Form 20-F.

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a review of our financial presentation;

•	a brief overview of our company and the principal factors that have influenced our financial condition and results of operations during the three months ended March 31, 2009;

•	a discussion of developments since March 31, 2009 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the three months ended March 31, 2009 and 2008; and

•	a discussion of our liquidity and capital resources, including our cash flows for the three months ended March 31, 2009, and our material short-term and long-term indebtedness at March 31, 2009.

Presentation of Financial Statements

We have prepared our unaudited consolidated interim financial information at March 31, 2009 and for the three months ended March 31, 2009 and 2008 in accordance with Brazilian GAAP, which differs in certain respects from U.S. GAAP. See note 36 to our audited consolidated financial statements included in the Brasil Telecom Form 20-F.

On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberação 565/08, or Deliberation 565/08, implementing these changes in accounting policies. For a discussion of the principal changes introduced by Law No. 11,638/07 and Deliberation 565/08 as they relate to our financial statements, see “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Presentation of Financial Statements,” and notes 2(a) and 2(f) to our audited consolidated financial statements, included in the Brasil Telecom Form 20-F.

In order to make our financial statements for the three months ended March 31, 2008 comparable to our financial statements for the three months ended March 31, 2009, we have restated our previously issued financial statements for the three months ended March 31, 2008 included in our unaudited consolidated interim financial information at March 31, 2009 and for the three month periods ended March 31, 2009 and 2008 to conform to the changes in accounting policy introduced by Law No. 11,638/07 and Deliberation No. 565/08.

Overview

We are the largest telecommunications service provider in Region II in Brazil, based on revenues and customers as of and for the year ended December 31, 2008, according to information available from ANATEL and other publicly available information. We offer a range of integrated telecommunication services that includes fixed-line and mobile telecommunications services, data transmission services (including broadband access services), ISP services and other services, for residential customers, small, medium and large companies, and governmental agencies. During the three months ended March 31, 2009, we recorded net operating revenue of R$2,768 million and a net loss of R$80 million.

Our results of operations for the three months ended March 31, 2009 have been influenced by a variety of factors, including:

•

the acquisition of control of our company by Telemar Norte Leste S.A., or Telemar, on January 8, 2009, which has resulted in (1) an increase in our provision for doubtful accounts as a result of a change in our criteria for estimating provision for doubtful accounts in order to align our policies with those of Telemar, (2) an increase in our provision for contingencies as a result of the change in our criteria for estimating probable losses in certain legal proceedings in order to align our policies with those of Telemar, (3) a decline in our marketing expenses due to the replacement of our marketing programs with marketing programs undertaken by Telemar; and (4) an increase in personel costs related to severance costs as a result of our elimination of some staff redundancies following the acquisition of control;

•

the rate of growth of Brazilian GDP, which declined by an estimated 1.8% in the three months ended March 31, 2009, which we believe affects demand for our services and, consequently, our operating revenues;

•

the number of our fixed lines in service, which declined to 8.0 million at March 31, 2009 from 8.1 million at December 31, 2008, and the percentage of our fixed-line customers that subscribe to our alternative plans, which increased to 55.1% at March 31, 2009 from 51.3% at December 31, 2008;

•	the number of our fixed-line customers that subscribe to our broadband services, which increased by 5.6% to 1.9 million at March 31, 2009 from 1.8 million at December 31, 2008;

•	the number of our mobile customers, which increased by 5.4% to 5.9 million at March 31, 2009 from 5.6 million at December 31, 2008;

•

the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates, and resulted in a 225.7% increase in the amount that we recorded as discounts and returns against our gross operating revenues to R$583 million in the three months ended March 31, 2009 from R$179 million in the corresponding period of 2008;

•

the commencement of our offering of 3G services in Region II in April 2008, which we anticipate will result in a significant increase in our operating revenues, and has resulted in an increase our depreciation expenses relating to our investment in the network and other equipment required to offer these services;

•

inflation rates in Brazil, which were 1.2% in the twelve months ended March 31, 2009 compared to 1.5% in the corresponding period of 2008 and 2007, as measured by the Telecommunications Services Index (Índice de Serviços de Telecomunicações), or IST, and the resulting adjustments to our regulated rates, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

•	changes in regulatory requirements that result in the incurrence of additional capital expenditures by our company, changes in the revenues that we generate, or changes in the costs that we incur;

•

the 0.93% appreciation of the Brazilian real against the U.S. dollar during the three months ended March 31, 2009 compared to the 1.25% appreciation of the Brazilian real against the U.S. dollar during the corresponding period in 2008, which has affected (1) our net financial expenses as a result of our U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars, and (2) the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•

the level of our outstanding indebtedness and fluctuations in benchmark interest rates in Brazil, principally the CDI rate and the TJLP rate, which affects our interest expenses on our real-denominated floating rate debt.

Recent Developments

Increase in Provision for Contingencies

As the result of the acquisition of control of our company by Telemar in January 2009, we have changed our criteria for estimating probable losses in connection with labor proceedings and the recognition of ICMS tax credits in order to align our policies with those of Telemar. As a result, we have recorded additional provisions for labor proceedings and tax proceedings in the second quarter of 2009 in the amount of R$325 million and R$387 million, respectively.

Additionally, as a result of certain judicial decisions in 2009, we have reclassified the probability of loss in certain civil proceedings involving CRT, the leading fixed-line telecommunications service company in the State of Rio Grande do Sul that we acquired in 2000, from possible to probable. As a result, we have recorded an additional provision in the second quarter of 2009 in the amount of R$1,153 million in connection with the proceedings.

For a more detailed description of these proceedings, see “Item 8. Financial Information—Legal Proceedings” in the Brasil Telecom Form 20-F.

Mandatory Tender Offer by Telemar

As a result of the acquisition of control of our company by Telemar on January 8, 2009, under Article 254-A of the Brazilian Corporation Law and CVM Instruction No. 361, of March 5, 2002, as amended, Telemar was required to offer to purchase any and all common shares of our company held by public shareholders.

On May 22, 2009, Telemar announced the commencement of mandatory tender offers for any and all of our outstanding common shares. The auction with respect to this tender offer took place on the BOVESPA on June 23, 2009. In the auction, Copart 2 Participações S.A., or Copart 2, an indirect wholly-owned subsidiary of Telemar, acquired 630,872 of our common shares, representing 0.3% of our outstanding common shares and 0.1% of our outstanding share capital, for an aggregate purchase price of R$38 million.

Merger with Copart 2

On July 31, 2009, Copart 2 merged with and into our company, with our company as the surviving company. As a result of this transaction, Coari owns 10.9% of the outstanding share capital, including 0.3% of the outstanding voting share capital, of our company.

Under Brazilian GAAP, because Copart 2 was used solely for the purpose of effecting the acquisition of a minority interest in our company, pursuant to CVM regulations, Brasil Telecom may only record (1) the property, plant and equipment at the carrying values of Copart 2, reflecting the accounting recorded under Brazilian GAAP related to Telemar’s acquisition of control of our company, and (2) the tax benefit of the intangible assets recognized in connection with Telemar’s acquisition of control of our company that is attributable to Copart 2 based on the amount of expected tax benefit to be realized. These amounts were recorded as from the date of the merger of Copart 2 into our company.

Under U.S. GAAP, because Brasil Telecom and Copart 2 were under common control since January 8, 2009, the merger of Copart 2 into Brasil Telecom on July 31, 2009, represents a transaction between entities under common control. As a result, the merger will be accounted for in a manner similar to a pooling-of-interests, whereby the financial statements of the surviving entity will be presented on a consolidated basis as from January 8, 2009, the period during which Copart 2 and Brasil Telecom were under common control, and include the assets and liabilities of Brasil Telecom Holding at the historical carrying values recorded by Copart 2.

Impact of Increase in Provision for Contingencies under Debt Instruments

As a result of adjustments in our provision for contingencies in 2009, including in connection with Telemar’s acquisition of control of our company, we expect that we will not comply with certain covenants set forth in our debt instruments with the BNDES and JBIC, and in our debentures as of June 30, 2009.

Under each of these debt instruments the creditor has the right to accelerate the debt if, at the end of any fiscal quarter, we are not in compliance with these covenants. We have received waivers from (1) BNDES in respect of the anticipated breach of these covenants and any similar breaches that occur on or prior to December 31, 2009, as a result of which, the next measurement date for the ratios under our BNDES indebtedness will be June 30, 2010, (2) the holders of our debentures approving a decrease in the consolidated EBITDA to consolidated financial expense ratio contained in the covenants in the debenture from 1.95:1.00 to 0.95:1.00 during the period from June 30, 2009 until June 30, 2010, and (3) JBIC in respect of the anticipated breach of these covenants for the fiscal quarter ended June 30, 2009. We anticipate that we will not comply with certain covenants set forth in our debt instruments with JBIC as of September 30, 2009 and are seeking a waiver of this anticipated breach from JBIC. We cannot provide investors with any assurance that this waiver will be obtained. As of March 31, 2009, the aggregate principal amount outstanding under our debt instruments with JBIC was R$201 million.

In general, the occurrence of an event of default under one of our debt instruments may trigger defaults under our other debt instruments. In the event that we are unable to comply with the covenants set forth in our debt instruments with JBIC as of September 30, 2009 and are unsuccessful in obtaining a waiver from JBIC under these debt instruments, we would seek to repay or refinance this indebtedness. In the event that we were unable to repay or refinance our outstanding indebtedness to JBIC, an event of default would occur under these debt instruments and this event of default could trigger events of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness. The total amount of debt that would have been reclassified to current liabilities in the event that an event of default under our debt instruments with JBIC had occurred as of March 31, 2009 would have been R$3,949 million.

Results of Operations for the Three Months Ended March 31, 2009 Compared with the Three Months Ended March 31, 2008

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with Brazilian GAAP.

The following tables set forth the operating results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with Brazilian GAAP and reflected in our consolidated financial statements.

	Three Months Ended March 31, 2009
	Fixed-Line and Data Transmission Services		Mobile Services		Internet Services		Call Center		Eliminations		Consolidated
	(in millions of reais)
Gross operating revenues	R$	3,877	R$	610	R$	101	R$	83	R$	(294)	R$	4,377
Taxes and deductions		(1,468)		(167)		(12)		(5)		43		(1,609)

Net operating revenues		2,409		443		89		78		(251)		2,768
Cost of goods sold and services rendered		(1,261)		(354)		(12)		(65)		193		(1,499)

Gross profit		1,148		89		77		13		(58)		1,269
Selling expenses		(367)		(134)		(58)		(3)		107		(455)
General and administrative expenses		(246)		(32)		(21)		(5)		9		(295)
Other operating income (expenses), net		(489)		3		(0)		(1)		(60)		(547)

Operating income (loss)	R$	46	R$	(74)	R$	(2)	R$	4	R$	(2)	R$	(28)

	Three Months Ended March 31, 2008
	Fixed-Line and Data Transmission Services		Mobile Services		Internet Services		Call Center		Eliminations		Consolidated
	(in millions of reais)
Gross operating revenues	R$	3,560	R$	577	R$	112	R$	53	R$	(266)	R$	4,036
Taxes and deductions		(1,102)		(151)		(17)		(5)		37		(1,238)

Net operating revenues		2,458		426		95		48		(229)		2,798
Cost of goods sold and services rendered		(1,293)		(374)		(13)		(46)		189		(1,537)

Gross profit		1,165		52		82		2		(40)		1,261
Selling expenses		(263)		(118)		(66)		(0)		89		(358)
General and administrative expenses		(286)		(33)		(19)		(2)		6		(334)
Other operating income (expenses), net		(129)		6		(10)		0		(24)		(157)

Operating income (loss)	R$	487	R$	(93)	R$	(13)	R$	0	R$	31	R$	412

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

The following table sets forth the components of our net income, as well as the percentage change from the corresponding period in the prior year, for the three months ended March 31, 2008 and 2009.

	Three Months ended March 31,
	2008		2009		% Change
	(in millions of reais, except percentages)
Gross operating revenues	R$	4,036	R$	4,377	8.4
Taxes and deductions		(1,238)		(1,609)	30.0

Net operating revenues		2,798		2,768	(1.1)
Cost of goods sold and services rendered		(1,537)		(1,499)	(2.5)

Gross profit		1,261		1,269	0.6
Operating expenses
Selling expenses		(358)		(455)	27.1
General and administrative expenses		(334)		(295)	(11.7)
Other operating income (expenses), net		(157)		(547)	248.4

Operating income (loss) before net financial expenses		412		(28)	(106.8)
Net financial expenses(1)		(34)		(87)	155.9

Income (loss) before taxes and minority interest(1)		378		(115)	(130.4)
Income and social contribution taxes (benefit)		(55)		35	(163.6)
Minority interest		1		(0)	(100.0)

Net income (loss)	R$	324	R$	(80)	(124.7)

(1)	Excludes the effect of interest on shareholders’ equity of R$245 million during the three months ended March 31, 2008. In the three months ended March 31, 2009, no interest on shareholders’ equity was declared.

Operating Revenues

The composition of gross operating revenues by category of service before deduction of value-added and other indirect taxes and discounts is presented in our financial statements and discussed below. We do not determine net operating revenues for each category of service as we do not believe such information to be useful to investors.

Gross operating revenues increased by 8.4% during the three months ended March 31, 2009, principally due to a 8.9% increase in gross operating revenues of our fixed-line and data transmission services segment, a 5.7% increase in gross operating revenues of our mobile services segment, and a 56.6% increase in gross operating revenues of our call center segment, as discussed below. Gross operating revenues generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 10.5% during the three months ended March 31, 2009.

Net operating revenues declined by 1.1% in during the three months ended March 31, 2009, principally due to a 2.0% decline in net operating revenues of our fixed line and data transmission services segment, partially offset by a 62.5% increase in net operating revenues of our call center segment, and a 4.0% increase in net operating revenues of our mobile services segment. Net operating revenues generated by intersegment sales, which are eliminated in the consolidation of our financial statements, declined by 9.6% during the three months ended March 31, 2009.

Operating Revenue of Our Fixed-Line and Data Transmission Services Segment

The following table sets forth the components of the gross and net operating revenues of our fixed-line and data transmission services segment, as well as the percentage change from the corresponding period in the prior year, for the three months ended March 31, 2008 and 2009.

	Three Months Ended March 31,
	2008		2009		% Change
	(in millions of reais, except percentages)
Local services:
Monthly subscription fees	R$	892	R$	960	7.6
Metered services		229		195	(14.8)
Fixed-line to mobile calls (VC1)		463		471	1.7
Other revenues		6		6	—

		1,590		1,632	2.6
Long-distance services:
Mobile long distance (VC2 and VC3)		437		388	(11.2)
Fixed-to-fixed long distance		330		308	(6.7)
Intrasectorial		206		192	(6.8)
Intersectorial		59		55	(6.8)
Interregional		55		53	(3.6)
International		10		8	(20.0)

		767		696	(9.3)
Other fixed-line services:
Pre-paid calling cards for public telephones		134		84	(37.3)
Additional services, intelligent network and advanced voice		100		118	18.0
Other		8		7	(12.5)

		242		209	(13.6)
Remuneration for the use of the fixed-line network:
Fixed-line to fixed-line network use		51		49	(3.9)
Mobile to fixed-line network use		50		50	—

		101		99	(2.0)
Data transmission services:
Asymmetric Digital Subscriber Line (ADSL)		393		724	84.2
Internet services		15		14	(6.7)
Transmission — EILD		124		131	5.6
Dedicated Line Service — SLD		112		140	25.0
IP services		141		170	20.6
Switching packs and frame relay		51		43	(15.7)
Other services		24		19	(20.8)

		860		1,241	44.3

Total gross operating revenue		3,560		3,877	8.9

Value-added and other indirect taxes		(982)		(945)	(3.8)

	Three Months Ended March 31,
	2008		2009		% Change
	(in millions of reais, except percentages)
Discounts and returns		(120)		(523)	335.8

Net operating revenue	R$	2,458	R$	2,409	(2.0)

Gross operating revenues of our fixed-line and data transmission services segment increased by 8.9% during the three months ended March 31, 2009, principally due to:

•	a 44.3% increase in gross operating revenues from data transmission services; and

•	to a lesser extent, a 2.6% increase in gross operating revenue from local services.

The effects of these increases were partially offset by:

•	a 9.3% decline in gross operating revenue from long-distance services; and

•	a 13.6% decline in gross operating revenues from other fixed-line services, principally sales of pre-paid calling cards for use in public telephones.

Gross Operating Revenues from Local Services

Gross operating revenues from local fixed-line services increased by 2.6% during the three months ended March 31, 2009, primarily due to a 7.6% increase in gross operating revenues from monthly subscription fees, the effects of which were partially offset by a 14.8 % decline in gross operating revenues from metered services.

Monthly Subscription Fees

Gross operating revenues from monthly subscription fees increased by 7.6% during the three months ended March 31, 2009, primarily as a result of (1) (2) a 22.2% increase in the number of subscriptions to our alternative plans to 4.4 million at March 31, 2009 from 3.6 million at March 31, 2008, and (2) rate increases for our basic service plans of 3.01% that were implemented in July 2008, and rate increases for our alternative plans that reflected an increase in inflation of 3.01% in 2008, as measured by the IST.

Metered Services

Gross operating revenues from metered services charges declined by 14.8% during the three months ended March 31, 2009, principally as a result of (1) the migration of our fixed-line customers from our basic service plans to our alternative plans that have higher monthly allowances of minutes, and (2) the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer mobile-to-mobile minutes within their networks at rates that are lower than a fixed-to-mobile minute.

Total billed minutes, which are the number of local minutes that exceed the monthly allowance under a customer’s service plan, declined by 24.3% to 2.8 billion minutes during the three months ended March 31, 2009 from 3.7 billion minutes during the corresponding period in 2008.

Local Fixed-to-Mobile Calls

Gross operating revenues from local fixed-to-mobile calls, which are charged at the VC1 rate, increased by 1.7% during the three months ended March 31, 2009, principally as a result of increases in the VC1 rate of 3.01% that were implemented in July 2008. The effects of these increases were partially offset by a decline in the total number of local fixed-to-mobile minutes during the three months ended March 31, 2009, as our fixed-line customers opted to take advantage of mobile service plans under which the charge for a mobile-to mobile minute is less than the charge for a fixed-to-mobile minute.

Gross Operating Revenues from Long-Distance Services

Gross operating revenues from long-distance services declined by 9.3% during the three months ended March 31, 2009, primarily due to (1) a 11.2% decline in gross operating revenues from long-distance calls originating or terminating on mobile devices, and (2) a 6.8% decline in gross operating revenue from fixed-to-fixed intrasectorial long-distance calls. Intrasectorial calls are those in which callers are located in the same sector, but in different local areas. A sector is a set of local areas, as established by ANATEL, that generally corresponds to a Brazilian state. Intersectorial calls involve callers in different sectors within the same service region.

Long-Distance Calls Originating or Terminating on Mobile Devices

Gross operating revenues from long-distance calls originating or terminating on mobile devices, which are charged at the VC2 or VC3 rate, declined by 11.2% during the three months ended March 31, 2009, principally as a result of:

•

a 7.2% decline in the total number of long-distance minutes that were charged at the VC2 rate to 52.6 million during the three months ended March 31, 2009 from 56.7 million during the corresponding period in 2008, principally due to lower use of value-added services, which historically has contributed to this traffic; and

•

a 4.1% decline in the total number of long-distance minutes that were charged at the VC3 rate to 39.4 million during the three months ended March 31, 2009 from 41.1 million during the corresponding period in 2008, principally due to lower use of value-added services.

The effects of these declines were partially offset by increases in the VC2 and VC3 rates of 3.01% that were implemented in July 2008.

Fixed-to-Fixed Long-Distance

Gross operating revenues from intrasectorial long-distance calls originated and terminated on a fixed-line terminal, which are charged at long-distance rates regulated in accordance with the distance separating callers, declined by 6.8% during the three months ended March 31, 2009, principally as a result of a 8.5% decline in the total number of intrasectorial long-distance minutes to 465.9 million during the three months ended March 31, 2009 from 509.1 million during the corresponding period in 2008. This reduction in traffic is mainly due to the migration of our fixed-line customers to our alternative long-distance plans that have included higher monthly allowances of long-distance minutes. The effect of this decline was partially offset by increases in our regulated long-distance rates of 3.01% that were implemented in July 2008.

Gross Operating Revenue from Other Fixed-Lines Services

Gross operating revenues from other fixed-line services declined by 13.6% during the three months ended March 31, 2009, primarily as a result of the 37.3% decline in gross operating revenue from the sale of pre-paid calling cards for use in public telephones, the effects of which were partially offset by a 18.0% increase in gross operating revenues from additional services, intelligent network service and advanced voice services.

Gross operating revenue from the sale of pre-paid calling cards for use in public telephones declined principally due to the 36.3% decline in the number of public phone credits sold to 795 million during the three months ended March 31, 2009 from 1,249 million during the corresponding period in 2008, primarily due to customers substituting usage of mobile handsets for usage of public phones as a result of promotions by mobile service providers to the pre-paid segment, including bonus calls and pre-paid card recharges at promotional reduced rates. This decline was partially offset by rate increases for public phone usage of 2.53% that were implemented in July 2008.

Gross operating revenue from additional services, intelligent network service and advanced voice services increased principally as a result of our promotional offers and customer retention programs.

Gross Operating Revenues from Remuneration for the Use of the Fixed-Line Network

Gross operating revenues from remuneration for the use of the fixed-line network decreased by 2.0% during the three months ended March 31, 2009, principally as a result of a 5.3% decrease in gross operating revenues from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of other fixed-line service providers, primarily due to increased penetration of the local services market by our competitors which has reduced the volume of calls terminated on our fixed-line network, the effects of which were partially offset by increases in our TU-RL and TU-RIU rates of 3.01% and 4.9%, respectively, that were implemented in July 2008.

Of our gross operating revenues from remuneration for the use of the fixed-line network, 16.1% during the three months ended March 31, 2009 and 20.1% in the corresponding period in 2008 represented interconnection fees paid by Brasil Telecom Mobile for the use of our fixed-line network to complete mobile-to-fixed calls and was eliminated in the consolidation of our financial statements.

Gross Operating Revenues from Data Transmission Services

Gross operating revenues from data transmission services increased by 44.3% during the three months ended March 31, 2009, principally due to (1) a 84.2% increase in gross operating revenue from ADSL subscriptions, (2) a 20.6% increase in gross operating revenues from Internet Protocol services, and (3) a 25.0% increase in gross operating revenues from dedicated line services.

Gross operating revenues from ADSL subscriptions increased during the three months ended March 31, 2009, primarily due to (1) the migration of our customers to plans under which we provide data transmission at higher speeds, which have higher prices, generating a substantial increase in gross operating revenues, and (2) a 12.5% increase in the number of ADSL subscriptions during the three months ended March 31, 2009 to 1.8 million at March 31, 2009 from 1.6 million at March 31, 2008, as a result of our continued focus on increasing the penetration of our ADSL services in our local fixed-line subscriber base. As of March 31, 2009, approximately 20% of our ADSL customers subscribed to plans offering speeds of greater than 2 Mbps compared to less than 10% as of March 31, 2008. As of March 31, 2009, our ADSL customer base represented 23.1% of our total fixed lines in service as compared to 20.4% as of March 31, 2008.

Gross operating revenue from Internet Protocol services increased during the three months ended March 31, 2009, principally due to increased demand for these services from new corporate customers.

Gross operating revenue from dedicated line services increased during the three months ended March 31, 2009, principally due to increased demand for these services from new corporate customers. Of our gross operating revenues from dedicated line services, 15.3% during the three months ended March 31, 2009 and 16.7% during the corresponding period in 2008 represented fees paid by Brasil Telecom Mobile for dedicated line services and was eliminated in the consolidation of our financial statements.

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our fixed-line and data transmission services declined by 3.8% during the three months ended March 31, 2009, primarily reflecting the change in revenue mix, as fewer taxes or lower tax rates apply to some of our services, such as data transmission services and interconnection services.

Discounts

Discounts offered on our fixed-line services generally consist of local fixed-line calls, long-distance calls, intelligent network services (such as caller ID, call forwarding and conference calling), and ADSL monthly subscription fees. Discounts on our fixed-line and data transmission services increased by 335.8% during the three months ended March 31, 2009, primarily as a result of an increase in the discounts that we offered on our ADSL services.

Net Operating Revenues

As a result of the foregoing, net operating revenues of our fixed-line and data transmission services segment declined by 2.0% to R$2,409 million during the three months ended March 31, 2009 from R$2,458 million during the corresponding period in 2008.

Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross and net operating revenues of our mobile services segment, as well as the percentage change from the corresponding period in the prior year, for the three months ended March 31, 2008 and 2009.

	Three Months Ended March 31,
	2008		2009		% Change
	(in millions of reais, except percentages)
Mobile telephone services:
Monthly subscription fees	R$	97	R$	105	8.2
Utilization		136		168	23.5
Value-added services		34		48	41.2
Sale of handsets and accessories		40		28	(30.0)
Roaming		4		3	(25.0)
Other		5		12	140.0

		316		364	15.2
Remuneration for the use of the mobile network:		261		246	(5.7)

Total gross operating revenue		577		610	5.7
Value-added and other indirect taxes		(93)		(106)	14.0
Discounts and returns		(58)		(61)	5.2

Net operating revenue	R$	426	R$	443	4.0

Gross operating revenues of our mobile services segment increased by 5.7% during the three months ended March 31, 2009, due to a 15.2% increase in gross operating revenues from mobile telephone services, the effects of which were partially offset by a 5.7% decline in remuneration for the use of our mobile network.

Gross Operating Revenues from Mobile Services

Gross operating revenues from mobile services increased by 15.2% during the three months ended March 31, 2009, principally due to:

•

a 23.5% increase in gross operating revenue from billed minutes, which are the number of local minutes used by pre-paid customers plus the number of local minutes used by post-paid customers in excess of the monthly allowance under the customer’s service plan, primarily as a result of (1) the 28.3% increase in the number of our mobile customers to 5.9 million at March 31, 2009 from 4.6 million at March 31, 2008, and (2) rate increases for our billed minutes that reflected increases in inflation of 6.56% in 2008, as measured by the IST; and

•

a 41.2% increase in gross operating revenues from value-added services, primarily as a result of the increase in the size of our mobile services customer base and an increase in the volume of SMS and GPRS services provided.

The effects of these increases were partially offset by (1) a 30.0% decline in gross operating revenue from the sale of mobile handsets and accessories, due to the decline in demand for our mobile handsets as a result of the increase in the sales price of these handsets following our decision to reduce the subsidies offered on the sale of these handsets.

The number of our pre-paid mobile customers increased by 28.9% to 4.9 million at March 31, 2009 from 3.8 million at March 31, 2008, primarily as a result of (1) the success of our “Volta do Pula-Pula” campaign, which we introduced in April 2008, (2) the strategy of reinforcing our retail promotion efforts and intensifying our advertising campaigns, and (3) the development of a marketing channel focused on SIM card sales and the unblocking of handsets. As of March 31, 2009, pre-paid customers represented 82.7% of our mobile customer base. The number of subscribers to our post-paid mobile plans increased by 25.0% during the three months ended March 31, 2009 to approximately 1.0 million at March 31, 2009 from approximately 0.8 million at March 31, 2008, primarily as a result of (1) subscriptions to our 3G plans, especially the 3GMais broadband service, (2) subscriptions to our Pluri bundled plans, and (3) the reduction of the migration from our hybrid plans to our pre-paid plan. Under our hybrid plans, a post-paid customer purchases a fixed number of minutes per month and, following the use of these minutes, may purchase additional minutes in the same manner as our pre-paid customers. As of March 31, 2009, post-paid customers represented 17.3% of our mobile customer base. Our monthly average revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) declined by 19.5% to R$24.0 as of March 31, 2009 from R$29.8 as of March 31, 2008.

Gross Operating Revenues from Remuneration for the Use of the Mobile Network

Gross operating revenues from remuneration for the use of the mobile network declined by 5.7% during the three months ended March 31, 2009, primarily as a result of a decline in the incoming traffic originated from customers of other operators, due to aggressive campaigns of our competitors to improve their on-net traffic, the effects of which were partially offset by increases in our VU-M rates of 1.89% that were implemented in July 2008.

Of the gross operating revenues from remuneration for the use of the mobile network, 43.7% during the three months ended March 31, 2009 and 41.9% during the corresponding period in 2008 represented interconnection fees paid by our fixed-line and data transmission services segment for the use of our mobile services segment’s network to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our mobile services increased by 14.0% during the three months ended March 31, 2009, primarily reflecting the growth in the gross operating revenue of our mobile services segment during the three months ended March 31, 2009.

Discounts

Discounts offered on our mobile services generally consist of rebates on pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discounts on our mobile services increased by 5.2% during the three months ended March 31, 2009, primarily as a result of a 5.7% increase in total gross operating revenue.

Net Operating Revenues

As a result of the foregoing, net operating revenues of the mobile services segment increased by 4.0% to R$443 million during the three months ended March 31, 2009 from R$426 million during the corresponding period in 2008.

Operating Revenue of Our Internet Services Segment

The following table sets forth the components of the gross and net operating revenues of our internet services segment, as well as the percentage change from the corresponding period in the prior year, for the three months ended March 31, 2008 and 2009.

	Three Months Ended March 31,
	2008		2009		% Change
	(in millions of reais, except percentages)
Gross operating revenues	R$	112	R$	101	(9.8)
Value-added and other indirect taxes		(16)		(11)	(31.3)
Discounts and returns		(1)		(1)	—

Net operating revenue	R$	95	R$	89	(6.3)

Gross operating revenues of our internet services segment declined by 9.8% during the three months ended March 31, 2009, primarily due to a decline in the number of monthly subscriptions for content, and a decline in marketing and advertising revenues. Value-added and other taxes on our internet services declined by 31.3% during the three months ended March 31, 2009, primarily as a result of the decline in the gross operating revenues of this segment. As a result of the foregoing, net operating revenues of the internet services segment declined by 6.3% to R$89 million during the three months ended March 31, 2009 from R$95 million during the corresponding period in 2008.

Operating Revenue of Our Call Center Segment

The following table sets forth the components of the gross and net operating revenues of our call center segment, as well as the percentage change from the corresponding period in the prior year, for the three months ended March 31, 2008 and 2009.

	Three Months Ended March 31,
	2008		2009		% Change
	(in millions of reais, except percentages)
Gross operating revenues	R$	53	R$	83	56.6
Value-added and other indirect taxes		(5)		(5)	—

Net operating revenue	R$	48	R$	78	62.5

Gross operating revenues of our call center segment increased by 56.6% during the three months ended March 31, 2009, primarily as a result of the impact of the internalization of call center activities of our subsidiary Internet Group do Brasil Ltda., or iG, during the second quarter of 2008. As all of our call center services are for internal use, we do not offer discounts on these services. As a result of the foregoing, net operating revenues of our call center segment increased by 62.5% to R$78 million during the three months ended March 31, 2009 from R$48 million during the corresponding period in 2008.

Cost of Goods Sold and Services Rendered

Cost of goods sold and services rendered declined by 2.5% during the three months ended March 31, 2009, principally due to a 2.5% decline in cost of goods sold and services rendered of our fixed-line and data transmission services segment and a 5.3% decline in cost of goods sold and services rendered of our mobile services segment, the effects of which were partially offset by a 41.3% increase in cost of goods sold and services rendered of our call center segment, as discussed below.

Of the costs of goods sold and services rendered of our fixed-line and data transmission services segment, 8.5% during the three months ended March 31, 2009 and 8.5% during the corresponding period in 2008 represented interconnection fees paid by our fixed-line and data transmission services segment for the use of Brasil Telecom Mobile’s mobile network to complete fixed-to-mobile calls. These fees were eliminated in the consolidation of our financial statements.

Of the costs of goods sold and services rendered of our mobile services segment, 10.1% during the three months ended March 31, 2009 and 11.0% during the corresponding period in 2008 represented (1) interconnection fees paid by Brasil Telecom Mobile for the use of the fixed-line network of our fixed-line and data transmission services segment to complete mobile-to-fixed calls, and (2) fees paid by Brasil Telecom Mobile for EILD services. These fees were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of goods sold and services rendered, as well as the percentage change from the corresponding period in the prior year, for the three months ended March 31, 2008 and 2009.

	Three Months Ended March 31,
	2008		2009		% Change
	(in millions of reais, except percentages)
Interconnection	R$	564	R$	513	(9.0)
Depreciation		434		422	(2.8)
Network maintenance		175		181	3.4
Rental and insurance		81		94	16.0
Third-party services		34		29	(14.7)
Personnel		85		105	23.5
Materials		17		11	(35.3)
Costs of handsets and accessories		46		28	(39.1)
Concession contract renewal fee		16		16	—
Other costs of services rendered		85		100	17.6

Total cost of goods sold and services rendered	R$	1,537	R$	1,499	(2.5)

Cost of Goods Sold and Services Rendered of Our Fixed-Line and Data Transmission Services Segment

Cost of goods sold and services rendered of our fixed-line and data transmission services segment declined by 2.5% during the three months ended March 31, 2009, principally due to:

•

a 6.2% decline in interconnection costs to R$514 million during the three months ended March 31, 2009 from R$548 million during the corresponding period in 2008, primarily as a result of a decrease in the total number of minutes used by our fixed-line customers to make calls to customers of other fixed or mobile providers for which we pay interconnection fees, the effects of which were partially offset by increases in the VU-M, TU-RL and TU-RIU rates of these service providers that were implemented in July 2008; and

•

a 9.6% decline in depreciation costs to R$310 million during the three months ended March 31, 2009 from R$343 million during the corresponding period in 2008, primarily as a result of the increase in the amount of the property, plant and equipment of this segment that has been fully depreciated.

The effects of these declines were partially offset by:

•

a 31.7% increase in connection means costs, which are costs that we incur to rent or lease network infrastructure from third parties, to R$79 million during the three months ended March 31, 2009 from R$60 million during the corresponding period in 2008, primarily as a result of increased costs for EILD services;

•

a 12.5% increase in rental and insurance costs to R$72 million during the three months ended March 31, 2009 from R$64 million during the corresponding period in 2008, primarily as a result of the expansion of our broadband subscriber base and our internet network, which involved increased circuit rentals from third parties; and

•

a 4.4% increase in network maintenance costs to R$165 million during the three months ended March 31, 2009 from R$158 million during the corresponding period in 2008, primarily as a result of the growth of our ADSL services, which resulted in increased costs to set up ADSL in our customers’ homes, as well as maintenance costs relating to the expansion of our network.

The gross profit of our fixed-line and data transmission services segment decreased by 1.5% to R$1,148 million during the three months ended March 31, 2009 from R$1,165 million during the corresponding period in 2008. As a percentage of net operating revenue of this segment, gross profit increased to 47.7% during the three months ended March 31, 2009 from 47.4% during the corresponding period in 2008.

Cost of Goods Sold and Services Rendered of Our Mobile Services Segment

Cost of goods sold and services rendered of our mobile services segment declined by 5.3% during the three months ended March 31, 2009, principally due to:

•

a 15.8% decline in interconnection costs to R$123 million during the three months ended March 31, 2009 from R$146 million during the corresponding period in 2008, primarily due to the decline in the volume of traffic originated by our mobile customers that terminated on the networks of other service providers as a result of the increase in the size of our mobile customer base;

•

a 39.1% decline in the cost of mobile handsets and accessories to R$28 million during the three months ended March 31, 2009 from R$46 million during the corresponding period in 2008, primarily due to the decline in the number of mobile handsets sold as a result of our strategy of reducing subsidies offered on the sale of mobile handsets and focusing on selling SIM cards independently of mobile handsets to the pre-paid segment in an effort to reduce customer-acquisition costs; and

•

a 53.3% decline in third-party services costs to R$7 million during the three months ended March 31, 2009 from R$15 million during the corresponding period in 2008, primarily due to the decline in our use of third-party network infrastructure as a result of the expansion of our own network.

The effects of these increases were partially offset by a 24.4% increase in depreciation and amortization costs to R$112 million during the three months ended March 31, 2009 from R$90 million during the corresponding period in 2008, primarily as a result of (1) the growth in our property, plant and equipment as a result of the expansion of our mobile network, and (2) increased amortization costs related to our acquisition of 3G radio frequency licenses during 2008.

The gross profit of our mobile services segment increased by 71.2% to R$89 million during the three months ended March 31, 2009 from R$52 million during the corresponding period in 2008. As a percentage of net operating revenue of this segment, gross profit increased to 20.1% during the three months ended March 31, 2009 from 12.2% during the corresponding period in 2008.

Cost of Goods Sold and Services Rendered of Our Internet Segment

Cost of goods sold and services rendered of our internet segment declined by 7.7% during the three months ended March 31, 2009. The gross profit of our internet segment decreased by 6.1% to R$77 million during the three months ended March 31, 2009 from R$82 million during the corresponding period in 2008. As a percentage of net operating revenue of this segment, gross profit increased to 86.5% during the three months ended March 31, 2009 from 86.3% during the corresponding period in 2008.

Cost of Goods Sold and Services Rendered of Our Call Center Segment

Cost of goods sold and services rendered of our call center segment increased by 41.3% during the three months ended March 31, 2009, principally due to the impact of the internalization of call center activities of our subsidiary iG during the second quarter of 2008 and the increase in the number of our call center operators which was required for us to comply with new call center legislation in force since December 2008. The gross profit of our call center segment increased to R$13 million during the three months ended March 31, 2009 from R$2 million during the corresponding period in 2008. As a percentage of net operating revenue of this segment, gross profit increased to 16.7% during the three months ended March 31, 2009 from 4.2% during the corresponding period in 2008.

Gross Profit

As a result of the foregoing, our consolidated gross profit increased by 0.6% to R$1,269 million during the three months ended March 31, 2009 from R$1,261 million during the corresponding period in 2008. As a percentage of net operating revenue, gross profit increased to 45.8% during the three months ended March 31, 2009 from 45.1% during the corresponding period in 2008.

Operating Expenses

Selling Expenses

Fixed-Line and Data Transmission Services Segment

Selling expenses of our fixed-line and data transmission services segment increased by 39.5% during the three months ended March 31, 2009, principally due to:

•

a 109.3% increase in provision for doubtful accounts to R$203 million during the three months ended March 31, 2009 from R$97 million during the corresponding period in 2008, primarily as a result of a change in our criteria for estimating provision for doubtful accounts in order to align our policies with those of Telemar following Telemar’s acquisition of control for our company; and

•

a 31.6% increase in personnel expenses to R$50 million during the three months ended March 31, 2009 from R$38 million during the corresponding period in 2008, primarily as a result of expenses related to reductions in our workforce.

The effects of these increases were partially offset by (1) a 68.4% decline in marketing expenses to R$6 million during the three months ended March 31, 2009 from R$19 million during the corresponding period in 2008, primarily due to the replacement of our marketing programs with marketing programs undertaken by Telemar following its acquisition of control of our company in January 2009, and (2) a 46.7% decline in third-party services to R$24 million during the three months ended March 31, 2009 from R$45 million during the corresponding period in 2008, primarily as a result of a significant decline in legal services relating to several disputes with our former controlling shareholders that were settled in connection with the acquisition of our control by Telemar, and a significant decline in our use of the services of administrative consultants as a result of the centralization of our managerial activities following Telemar’s acquisition of control fo our company.

As a percentage of net operating revenues of this segment, selling expenses increased to 15.2% during the three months ended March 31, 2009 from 10.7% during the corresponding period in 2008.

Mobile Services Segment

Selling expenses of our mobile services segment increased by 13.6% during the three months ended March 31, 2009, principally due to:

•

a 200.0% increase in materials expenses to R$30 million during the three months ended March 31, 2009 from R$10 million during the corresponding period in 2008, primarily as a result of an increase in materials expenses related to the launch of our 3G services; and

•

a 27.3% increase in sales commission to R$28 million during the three months ended March 31, 2009 from R$22 million during the corresponding period in 2008, primarily to incentivize retailers to promote sales of our SIM cards.

The effects of these increases were partially offset by a 100% decline in our provision for doubtful accounts to R$0 million during the three months ended March 31, 2009 from R$18 million during the corresponding period in 2008, primarily due to a change in our criteria for recording provisions for doubtful accounts in order to align our policies with those of Telemar.

As a percentage of net operating revenues of this segment, selling expenses increased to 30.2% during the three months ended March 31, 2009 from 27.7% during the corresponding period in 2008.

Internet Services Segment

Selling expenses of our internet services segment declined by 12.1% during the three months ended March 31, 2009, principally due to a 27.6% decline in rental and insurance expenses to R$21 million during the three months ended March 31, 2009 from R$29 million during the corresponding period in 2008. As a percentage of net operating revenues of this segment, selling expenses declined to 65.2% during the three months ended March 31, 2009 from 69.5% during the corresponding period in 2008.

Call Center Segment

Selling expenses of our call center segment was R$3 million during the three months ended March 31, 2009, principally due to the impact of the internalization of call center activities of our subsidiary iG during the second quarter of 2008. Our call center segment did not incur selling expenses during the three months ended March 31, 2008. As a percentage of net operating revenues of this segment, selling expenses was 3.8% during the three months ended March 31, 2009.

General and Administrative Expenses

Fixed-Line and Data Transmission Services Segment

General and administrative expenses of our fixed-line and data transmission services segment declined by 14.0% during the three months ended March 31, 2009, principally due to:

•

a 63.6% decrease in consulting and legal expenses to R$20 million during the three months ended March 31, 2009 from R$55 million during the corresponding period in 2008, primarily as a result of non-recurring expenses incurred in 2008 relation to the settlement of several legal disputes related to the acquisition of our control by Telemar;

•

a 6.5% decline in expenses for third-party services to R$115 million during the three months ended March 31, 2009 from R$123 million during the corresponding period in 2008, principally due to a R$6.5 million decline in collection services expenses, and (2) a R$2.0 million decline in expenses for co-billing of our customers; and

•

a 11.7% decline in depreciation costs to R$53 million during the three months ended March 31, 2009 from R$60 million during the corresponding period in 2008, primarily as a result of the increase in the amount of the property, plant and equipment of this segment that has been fully depreciated.

The effects of these declines were partially offset by a 43.2% increase in personnel expenses to R$53 million during the three months ended March 31, 2009 from R$37 million during the corresponding period in 2008, primarily due to a compliance with the new call center legislation in force since December 2008.

As a percentage of net operating revenues of this segment, general and administrative expenses declined to 10.2% during the three months ended March 31, 2009 from 11.6% during the corresponding period in 2008.

Mobile Services Segment

General and administrative expenses of our mobile services segment declined by 3.0% during the three months ended March 31, 2009. As a percentage of net operating revenues of this segment, general and administrative expenses declined to 7.2% during the three months ended March 31, 2009 from 7.7% during the corresponding period in 2008.

Internet Services Segment

General and administrative expenses of our internet services segment increased by 10.5% during the three months ended March 31, 2009, principally due to a 28.6% increase in third-party services costs to R$9 million during the three months ended March 31, 2009 from R$7 million during the corresponding period in 2008 as a result of the acquisition of new services from our content providers. As a percentage of net operating revenues of this segment, general and administrative expenses increased to 23.6% during the three months ended March 31, 2009 from 20.0% during the corresponding period in 2008.

Call Center Segment

General and administrative expenses of our call center segment increased by 150.0% during the three months ended March 31, 2009, primarily as a result of the impact of the internalization of call center activities of our subsidiary iG during the second quarter of 2008 and the increase in the number of our call center operators which was required for us to comply with new call center legislation in force since December 2008. As a percentage of net operating revenues of this segment, general and administrative expenses increased to 6.4% during the three months ended March 31, 2009 from 4.2% during the corresponding period in 2008.

Other Operating Expenses

Other operating expenses, net increased by 248.4% during the three months ended March 31, 2009, primarily due to:

•

a R$376 million increase to R$505 million in the amount that we recorded as contingencies during the three months ended March 31, 2009 compared to R$129 million during the corresponding period in 2008, primarily as a result of the change in our criteria for estimating probable losses in certain legal proceedings in order to align our policies with those of Telemar; and

•

an 84.4% decline in recoverable taxes and expenses to R$10 million during the three months ended March 31, 2009 from R$64 million during the corresponding period in 2008, primarily as a result of the non-recurring recovery of some ICMS credits in the first quarter of 2008 due to a favorable legal decision in a lawsuit relating to these ICMS credits.

The effects of these factors were partially offset by a R$16 million recovery of expenses on pension plans surplus related to our recognition of surplus contributions made to one of our employee benefit plans which we may use to offset future required contributions to this plan.

Operating Income (Loss)

As a result of the foregoing, our consolidated operating loss was R$28 million during the three months ended March 31, 2009 compared to consolidated operating income of R$412 million during the corresponding period in 2008. As a percentage of net operating revenue, operating loss was (1.0)% during the three months ended March 31, 2009 compared to operating income of 14.7% during the corresponding period in 2008.

Fixed-Line and Data Transmission Services Segment

The operating income of our fixed-line and data transmission services segment declined by 90.6% to R$46 million during the three months ended March 31, 2009 from R$487 million during the corresponding period in 2008. As a percentage of the net operating revenues of this segment, operating income declined to 1.9% during the three months ended March 31, 2009 from 19.8% during the corresponding period in 2008.

Mobile Services Segment

The operating loss of our mobile services segment declined by 20.4% to R$74 million during the three months ended March 31, 2009 from R$93 million during the corresponding period in 2008. As a percentage of the net operating revenues of this segment, operating loss declined to 16.7% during the three months ended March 31, 2009 from 21.8% during the corresponding period in 2008.

Internet Services Segment

The operating loss of our internet services segment declined by 84.6% to R$2 million during the three months ended March 31, 2009 from R$13 million during the corresponding period in 2008. As a percentage of the net operating revenues of this segment, operating loss declined to 2.2% during the three months ended March 31, 2009 from 13.7% during the corresponding period in 2008.

Call Center Segment

The operating income of our call center segment was R$4 million during the three months ended March 31, 2009 compared to an operating loss of R$0 million during the corresponding period in 2008. As a percentage of the net operating revenues of this segment, operating income was 5.1% during the three months ended March 31, 2009.

Financial Expenses, Net

Financial Income

Financial income declined by 7.8% to R$165 million during the three months ended March 31, 2009 from R$179 million during the corresponding period in 2008, primarily due to a 94.0% decline in items classified as other financial income to R$5 million during the three months ended March 31, 2009 from R$84 million during the corresponding period in 2008, primarily as a result of a R$66 million non-recurring gain related to interest on recovered credits of ICMS recorded in the first quarter of 2008 due to a favorable legal decision in a lawsuit relating to these ICMS credits. The effect of this decline was partially offset by (1) an increase in interest and monetary adjustments in other assets to R$48 million during the three months ended March 31, 2009 from R$9 million during the corresponding period in 2008, primarily due to interest on recovered taxes, and (2) a 130.0% increase in inflation adjustment of escrow deposits to R$69 million during the three months ended March 31, 2009 from R$30 million during the corresponding period in 2008, primarily as a result of an increase in the amount of escrow deposits related to civil lawsuits for which management considers an unfavorable outcome as possible or remote.

Financial Expenses

Financial expenses increased by 18.9% to R$252 million during the three months ended March 31, 2009 from R$212 million during the corresponding period in 2008, primarily due to (1) R$46 million that we recorded as expense on derivative transactions during the three months ended March 31, 2009 compared to no corresponding expense during the corresponding period in 2008, and (2) a 34.5% increase in interest on debentures to R$39 million during the three months ended March 31, 2009 from R$29 million during the corresponding period in 2008, primarily as a result of an increase in rate of interest borne by our debentures following an amendment to their terms in December 2008 to permit the acquisition of control of our company by Telemar. The effects of these increases were partially offset by a 61.1% decline in items classified as other financial expenses to R$14 million during the three months ended March 31, 2009 from R$36 million during the corresponding period in 2008.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during the three-month periods ended March 31, 2008 and 2009. The effective tax rate applicable to our loss before income tax and social contribution was 30.5%, resulting in a benefit of R$352 million, during the three months ended March 31, 2009, while the effective tax rate applicable to our income before income tax and social contribution was 14.4%, resulting in an expense of R$54 million, during the corresponding period of 2008. The higher effective tax rate during the three months ended March 31, 2009 was principally the result of the tax effects of interest on shareholders’ equity, which had no effect during the three months ended March 31, 2009, but led to a reduction in our tax expense of R$83 million, and a reduction of our effective tax rate by 22.1%, during the corresponding period of 2008. This negative effect on our effective tax rate was partially offset by the tax effects of permanent additions of R$15 million during the three months ended March 31, 2009 and R$17 million during the corresponding period in 2008, which, when applied to the taxes on our loss before income tax and social contribution calculated at the statutory rate resulted in a 12.8% decline in our effective tax rate during the three months ended March 31, 2009, compared to a 4.5% increase in our effective tax rate when applied to the taxes on our income before income tax and social contribution calculated at the statutory rate during the corresponding period in 2008.

Minority Interest

Minority interest reflected a loss of R$45,000 during the three months ended March 31, 2009 compared to a gain of R$815,000 during the corresponding period of 2008, primarily as a result of minority shareholders’ interest in the improved results of operations of our subsidiary Internet Group (Cayman) Ltd. during the three months ended March 31, 2009.

Net Income (Loss)

Our consolidated net loss was R$80 million during the three months ended March 31, 2009 compared to consolidated net income of R$324 million during the corresponding period in 2008. As a percentage of net operating revenue, net loss was (2.9)% during the three months ended March 31, 2009 compared to net income of 11.6% during the corresponding period in 2008.

Liquidity and Capital Resources

Our principal cash requirements consist of the following:

•	working capital requirements;

•	the servicing of our indebtedness;

•	capital expenditures related to investments in operations, expansion of our networks and enhancements of the technical capabilities and capacity of our networks;

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

Unless our board of directors deems it inconsistent with our financial position, payment of dividends is mandatory under our bylaws and, consequently, may give rise to significant cash requirements in future periods.

The principal sources of our liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	short-term and long-term borrowings; and

•	sales of debt securities in domestic and international capital markets.

During the three months ended March 31, 2009, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At March 31, 2009, our consolidated cash and cash equivalents and other investments amounted to R$1,603 million. At March 31, 2009, we had working capital of R$1,275 million. We believe that our working capital is sufficient for our present requirements.

Cash Flow

Cash Flows from Operating Activities

Net cash provided by operating activities was R$548 million during the three months ended March 31, 2009. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements related to operations. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$1,006 million during the three months ended March 31, 2009. During the three months ended March 31, 2009, investing activities for which we used cash primarily consisted of (1) investments of R$393 million in additions to property, plant and equipment, primarily related to the expansion of our data communications network and the implementation of regulatory projects to meet ANATEL’s requirements, (2) escrow deposits of R$328 million, primarily related to provisions for labor, taxes and civil contingencies, and (3) an investment of R$300 in nonconvertible debentures issued by Telemar. The effects of these factors were partially offset by R$16 million of financial investments redemption.

Cash Flows from Financing Activities

Financing activities provided net cash of R$37 million during the three months ended March 31, 2009. During the three months ended March 31, 2009, our principal sources of borrowed funds consisted of R$148 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in November 2006. During the three months ended March 31, 2009, we used cash to repay R$130 million of our outstanding long-term indebtedness.

Indebtedness

At March 31, 2009, our total outstanding indebtedness on a consolidated basis, excluding swap adjustments, was R$4,697 million, consisting of R$816 million of short-term indebtedness, all of which represented current portion of long-term indebtedness (or 17.4% of our total indebtedness), and R$3,881 million of long-term indebtedness (or 82.6% of our total indebtedness). At March 31, 2009, we had no indebtedness to related parties.

On a consolidated basis, excluding swap adjustments, our real-denominated indebtedness at March 31, 2009 was R$4,009 million (85.4 of our total indebtedness), and our foreign currency-denominated indebtedness was R$688 million (14.6% of our total indebtedness). At March 31, 2009, our real-denominated indebtedness bore interest at an average rate of 9.17% per annum, and our foreign currency denominated indebtedness bore interest at an average rate of 9.36% per annum for loans denominated in U.S. dollars, 1.92% per annum for loans denominated in Japanese Yen, and 11.8% for loans represented by the foreign currency basket of BNDES. At March 31, 2009, 93.0% of our debt bore interest at floating rates, including the effect of swap operations.

Short-Term Indebtedness

Our consolidated short-term debt, consisting of the current portion of long-term loans and financings and debentures, was R$816 million at March 31, 2009. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities.

Long-Term Indebtedness

The following table sets forth selected information with respect to our principal outstanding long-term debt instruments at March 31, 2009. For a summary of the terms of these long-term debt instruments, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the Brasil Telecom Form 20-F.

Instrument	Outstanding Principal Amount		Final Maturity
Debentures	R$	1,080 million	June 2011
9.375% notes due 2014	US$	200 million	February 2014
BNDES credit facilities:
August 2004 credit facility:
TJLP loans	R$	418 million	February 2011
Cesta de Moedas loans	R$	70 million	April 2011
November 2006 agreement	R$	1,946 million	May 2014
February 2008 loan agreement	R$	260 million	September 2017
Syndicated loan		¥8.6 billion	March 2011
Financing agreement	R$	91 million	August 2014

Some of our debt instruments require that we comply with financial covenants, the most restrictive of which are as follows:

•	Total debt to EBITDA less than or equal to 3.25 to 1.0 at the end of and for each fiscal quarter until maturity;

•	Consolidated EBITDA to consolidated interest expense greater than or equal to 2.25 to 1.0 at the end of and for each fiscal quarter until maturity; and

•	Total debt to total debt plus shareholders’ equity less than or equal to 0.60 to 1.0 at the end of and for each fiscal quarter until maturity.

We were in compliance with these financial covenants at December 31, 2008. However, as a result of certain adjustments to our provision for contingencies in 2009, we expect that we will not comply with certain covenants set forth in our debt instruments with BNDES and JBIC and in our debentures as of June 30, 2009. As of March 31, 2009, the aggregate principal amount outstanding under these debt instruments was R$2,694 million, R$302 million and R$1,080 million, respectively.

Under each of these debt instruments the creditor has the right to accelerate the debt if, at the end of any fiscal quarter, we are not in compliance with the covenants containing these ratios. We have received waivers from BNDES and the holders of our debentures, and are currently seeking a waiver from JBIC in respect of the anticipated breach of these covenants.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness. The total amount of debt that would have been reclassified to current liabilities in the event that we had been in default under our debt instruments with BNDES and JBIC and our debentures as of March 31, 2009, would have been R$4,069 million.

At March 31, 2009, R$2,737 million of our indebtedness to BNDES was secured by pledges of certain of our accounts receivable.

The following discussion briefly describes the significant financing transactions entered into by our company since December 31, 2008. For a summary of the terms of our material outstanding indebtedness as of December 31, 2008, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the Brasil Telecom Form 20-F.

Disbursement under BNDES Credit Facility

In March 2009, Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, funded R$148 million of the third tranche under a credit facility with BNDES that we entered into in November 2006, consisting of a loan in the principal amount of R$123 million bearing interest at the TJLP rate plus 4.3% per annum and a loan in the principal amount of R$25 million bearing interest at the TJLP rate plus 2.3% per annum. For more information regarding this credit facility, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness—BNDES Facilities” in the Brasil Telecom Form 20-F.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.